UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Final Amendment)*


                                     Borden, Inc.

                                   (Name of Issuer)

                       Common Stock, par value $.625 per share
                            (Title of Class of Securities)

                                     09959 3 10 2
                                    (CUSIP Number)

       Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg
                                 Kravis Roberts & Co.
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                    March 14, 1995
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  PAGE 1 of 7 PAGES

                                     SCHEDULE 13D


      CUSIP No. 09959 3 10 2                       Page   2   of     7     Pages
                                                        -----    ---------


       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               BORDEN ACQUISITION CORP. (merged into Borden, Inc. on March 14,
               1995)
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /

                                                                          (b)/ /


       3  SEC USE ONLY


       4  SOURCE OF FUNDS*


       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /



       6  CITIZENSHIP OR PLACE OF ORGANIZATION

               New Jersey
                   7   SOLE VOTING POWER

                                 0
       NUMBER OF
                   8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY
                                 0
       OWNED BY
                   9   SOLE DISPOSITIVE POWER
         EACH

       REPORTING                 0
        PERSON     10  SHARED DISPOSITIVE POWER
         WITH
                                 0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               No shares of common stock, par value $.625 per share, of Borden, Inc. remain outstanding.

      14  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


      CUSIP No. 09959 3 10 2                       Page   3   of      7    Pages
                                                        -----    ---------


       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               KKR ASSOCIATES
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /

                                                                          (b)/ /


       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

           AF, OO (see item 3)
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /



       6  CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
                   7   SOLE VOTING POWER

                            0
       NUMBER OF
                   8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY
                            0
       OWNED BY
                   9   SOLE DISPOSITIVE POWER
         EACH

       REPORTING            0
        PERSON     10  SHARED DISPOSITIVE POWER
         WITH
                            0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               No shares of common stock, par value $.625 per share, of Borden, Inc. remain outstanding.

      14  TYPE OF REPORTING PERSON*

               PN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


      CUSIP No. 09959 3 10 2                       Page   4   of     7     Pages
                                                        -----    ---------


       1  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               WHITEHALL ASSOCIATES, L.P.
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /

                                                                          (b)/ /


       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

           OO (see item 3)
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /



       6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
                   7   SOLE VOTING POWER

                            0
       NUMBER OF
                   8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY
                            0
       OWNED BY
                   9   SOLE DISPOSITIVE POWER
         EACH

       REPORTING            0
        PERSON     10  SHARED DISPOSITIVE POWER
         WITH
                            0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               No shares of common stock, par value $.625 per share, of Borden, Inc. remain outstanding.

      14  TYPE OF REPORTING PERSON*

               PN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

               The Statement on Schedule 13D of the persons named on the

          cover page hereof filed on October 3, 1994, as amended, is hereby amended and supplemented as follows:



          Item 2.  Identity and Background.
                   -----------------------

                    At a special meeting of shareholders of Borden, Inc.

          ("Borden") held on March 14, 1995, the shareholders of Borden approved the merger of Borden Acquisition Corp. (the "Purchaser")

          with and into Borden.  The certificate of merger was filed with the Secretary of State of the State of New Jersey on March 14,

          1995, and the merger became effective upon such filing (the

          "Merger").



          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

                    As a result of the Merger, no shares of common stock,

          par value $.625 per share (the "Borden Common Stock"), of Borden remain outstanding.  Each share of Borden Common Stock owned by

          Borden or by any subsidiary of Borden or by Whitehall Associates,

          L.P. ("Whitehall Associates"), KKR Partners II, L.P., the

          Purchaser or any other subsidiary of Whitehall Associates was cancelled and retired and ceases to exist.  Each issued and outstanding share of Borden Common Stock (other than those cancelled as described in the preceding sentence) was converted into the right to receive 2.29146 fully paid and non-assessable shares of common stock, par value $.01 per share, of RJR Nabisco

          Holdings Corp.  Each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger was converted into a number of shares of common stock, par value $.01 per share, of the surviving corporation in the Merger equal to one one-thousandth of the total number of outstanding shares of Borden Common Stock immediately prior to the Merger, which is all of the issued and outstanding capital stock of the surviving corporation.










                                  PAGE 5 of 7 PAGES

                                      SIGNATURE


                    After reasonable inquiry and to the best of my

          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   KKR ASSOCIATES



                                   By:/s/ Clifton S. Robbins
                                      ------------------------
                                      Name: Clifton S. Robbins
                                      Title: General Partner


                                   WHITEHALL ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Clifton S. Robbins
                                      -------------------------
                                      Name:  Clifton S. Robbins
                                      Title:  General Partner


                                   BORDEN, INC., successor by
                                   merger to Borden Acquisition Corp.


                                   By:/s/ Allan L. Miller
                                      -----------------------
                                      Name:  Allan L. Miller
                                      Title:  Senior Vice President,
                                              General Counsel and Secretary









          DATED:  March 24, 1995




                                  PAGE 6 of 7 PAGES